June 19, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Barbara C. Jacobs
Jeffrey Kauten

RE: Alarm.com Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 15, 2015

File No. 333-204428

Ladies and Gentlemen:

On behalf of our client, Alarm.com Holdings, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 17, 2015 (the “Comment Letter”), relating to the above referenced publicly filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). In response to the Comment set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (the “S-1”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the S-1 and a copy marked to show all changes from the Registration Statement filed on June 15, 2015.

Set forth below is the Company’s response to the Comment. The numbering of the paragraph below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the S-1. Capitalized terms used but not defined herein are used herein as defined in the S-1.

Exhibit Index

Exhibit 5.1

1.	Please file a revised legal opinion that separately opines on the shares of common stock subject to the over-allotment that may be sold by the selling stockholders. In this regard, please note that the opinion should state that the shares are legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011).

Response to Comment 1

The Company acknowledges the Staff’s comment and has revised Exhibit 5.1 accordingly.

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Please fax any additional comment letters concerning the S-1 to (617) 937-2400 and direct any questions or comments concerning the S-1 or this response letter to the undersigned at (617) 937-2357.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Stephen Trundle

Jennifer Moyer